UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 24, 2011

________________

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

23 March 2011

Resolutions from the Annual General Meeting at Novo Nordisk A/S

At the Annual General Meeting of Novo Nordisk A/S today, the shareholders passed the following resolutions:

•   Adoption of the audited Annual Report 2010.

•   Approval of the actual remuneration of the Board of Directors for 2010 and the remuneration level for 2011.

•   Distribution of profit according to the adopted Annual Report 2010. The dividend will be DKK 10.00 per share of DKK 1, an increase of 33% compared with the fiscal year 2009.

•   Re-election of the following current board members elected by the Annual General Meeting: Sten Scheibye, Göran A Ando, Henrik Gürtler, Kurt Anker Nielsen, Hannu Ryöppönen and Jørgen Wedel. Pamela J Kirby had decided not to seek re-election. The number of board members was increased by one and Bruno Angelici and Thomas Paul Koestler were elected to the Board of Directors.

•   Sten Scheibye was elected as chairman and Göran A Ando as vice chairman for the Board of Directors.

•   Re-appointment of the auditor, PricewaterhouseCoopers.

•   Reduction of the Company’s B share capital from DKK 492,512,800 to DKK 472,512,800 by cancellation of 20,000,000 B shares of DKK 1 each from the Company’s own holdings of B shares at a nominal value of DKK 20,000,000, equal to 3.3% of the total share capital. After implementation of the share capital reduction, the Company’s share capital will amount to DKK 580,000,000, divided into A share capital of DKK 107,487,200 and B share capital of DKK 472,512,800.

Company Announcement no 18 / 2011				Page 1 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

•   Authorisation of the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to a holding limit of 10% of the share capital and at the price equal to the share priced quoted at the time of the purchase with a deviation of up to 10%.

•   Amendments to the Articles of Association as specified in the convening notice, including introduction of a 70 years age limit for nomination of candidates to the Board of Directors.

•   Adoption of consolidated Remuneration Principles, including especially

O   A claw-back possibility, eg if incentive remuneration was paid on the basis of data which proved to be manifestly misstated.

O   Change of benchmark to relevant Scandinavian companies and European pharmaceutical companies, which in size and complexity are more similar to Novo Nordisk.

The Board of Directors

As a result of the Annual General Meeting the Board of Directors includes the following:

•   Sten Scheibye (chairman)

•   Göran A Ando (vice chairman)

•   Bruno Angelici

•   Henrik Gürtler

•   Ulrik Hjulmand-Lassen (employee representative)

•   Thomas Paul Koestler

•   Anne Marie Kverneland (employee representative)

•   Kurt Anker Nielsen

•   Søren Thuesen Pedersen (employee representative)

•   Hannu Ryöppönen

•   Stig Strøbæk (employee representative)

•   Jørgen Wedel

The Board of Directors elected Kurt Anker Nielsen, Jørgen Wedel and Hannu Ryöppönen as members of the Audit Committee and with Kurt Anker Nielsen as chairman. All members were designated by the Board as financial experts and were assessed to be independent as defined by the US Securities and Exchange Commission (SEC). Under Danish law, the Board designated all members as financial experts and assessed Jørgen Wedel and Hannu Ryöppönen to be independent.

Company Announcement no 18 / 2011				Page 2 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 30,900 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Mike Rulis Tel: (+45) 3079 3573 mike@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Jannick Lindegaard Tel: (+45) 4442 4765 jlis@novonordisk.com

In North America: Ken Inchausti Tel: (+1) 609 514 8316 kiau@novonordisk.com	In North America: Hans Rommer Tel: (+1) 609 919 7937 hrmm@novonordisk.com

Company Announcement no 18 / 2011				Page 3 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 24, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer